Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 10, 2007

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	A news release dated March 14, 2007 entitled ‘Vodafone Announces New Flat-Rate Data Roaming Tariff’

2.	A news release dated March 30, 2007 entitled ‘Vodafone Analyst and Investor Day’

3.	A news release dated March 30, 2007 entitled ‘Telsim completes Transition to the Vodafone Brand’

4.	Stock Exchange Announcement dated March 2, 2007 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated March 5, 2007 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated March 6, 2007 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated March 7, 2007 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated March 8, 2007 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated March 9, 2007 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated March 12, 2007 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated March 14, 2007 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated March 15, 2007 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated March 15, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

14.	Stock Exchange Announcement dated March 16, 2007 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated March 16, 2007 entitled ‘Vodafone Group Plc (“the Company”)’

16.	Stock Exchange Announcement dated March 20, 2007 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated March 21, 2007 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated March 22, 2007 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated March 26, 2007 entitled ‘Transaction in Own Securities’

20.	Stock Exchange Announcement dated March 27, 2007 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement dated March 28, 2007 entitled ‘Transaction in Own Securities’

22.	Stock Exchange Announcement dated March 29, 2007 entitled ‘Transaction in Own Securities’

23.	Stock Exchange Announcement dated March 30, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

14 March 2007

VODAFONE ANNOUNCES NEW FLAT-RATE DATA ROAMING TARIFF

Vodafone continues to lead the mobile industry in reducing the cost of roaming in Europe

Vodafone announces today that customers in Europe will be able to surf the internet, check e-mail and access their business network when roaming abroad for a flat rate fee of only €12 for every day of use. The tariff will be available to Vodafone customers with mobile-enabled laptops from 1 July 2007 and will significantly lower the cost of data roaming for business customers and consumers alike.

This move is the latest development in Vodafone’s drive to simplify roaming prices, making them more predictable and understandable for customers. The initiative draws upon two years’ experience of the voice roaming tariff - Vodafone Passport - which has already attracted over 12m customers. Following the introduction of daily data tariffs in a number of Vodafone markets last year, Vodafone is now seeking to extend these benefits to customers throughout Europe who wish to use their laptops when travelling.

Besides the clear consumer advantages of reducing prices, Vodafone is continuing to invest in its networks to ensure customers also benefit from rapidly escalating data access speeds. Building on the strong platform of 3G, Vodafone has recently been rolling out faster technologies, such as HSDPA, which is now available in 11 European markets.

Commenting on the new tariff, Arun Sarin, Chief Executive, Vodafone, said:

“Following the success of our Passport service, which has made it cheaper and simpler to call home over the past two years, we are now applying the same principles of value and simplicity for customers who need to access their corporate intranets, business e-mail or surf the web when they are abroad.

“With high speed 3G networks already deployed in many European markets, ongoing investment in new technologies to increase download speeds and clear, effective tariffs, Vodafone should be the network of choice for those seeking to use their laptops when travelling.”

Tariff details

The new tariff replaces complex ‘per Megabyte’ tariffs with a simple flat fee for practically unlimited data usage. The daily tariff enables Vodafone customers to send or receive data at ease within a 24 hour period or one calendar day (depending on the Vodafone market) for a fixed fee of €12 (excluding VAT). The fixed fee covers consumption within either a 24 hour period or a calendar day, up to 50 MB of data, after which the customer’s standard per-megabyte rate applies.

Vodafone will launch the tariff across the majority of its European footprint, including its principal European markets, on 1 July. It will be introduced into the remaining European markets soon thereafter.

As with Vodafone Passport there is no activation charge for opting into the daily roaming tariff.

The €12 (excluding VAT) flat rate tariff is applicable when a Vodafone customer is roaming on Vodafone subsidiary networks in Europe. Should a customer roam onto another network then standard per megabyte charging will apply.

Wholesale data rates

Vodafone also announces that from 1 July 2007 it will enter into reciprocal wholesale arrangements with any other European operator or operator Groups at a new lower wholesale rate for data roaming. In doing so, Vodafone is seeking to lower its own costs and increase overall activity in the data roaming market within the European Union. Vodafone expects this initiative to result in significantly lower data roaming costs for customers of both Vodafone and its competitors.

The new rates that Vodafone will offer other network operators are as follows:

•                  for small sessions of up to a maximum of 200 Kb of data, the charge will be a maximum of €0.50

•                  for sessions above 200 Kb, the rate will be €0.50 per Mb.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

30 March 2007

VODAFONE ANALYST AND INVESTOR DAY

Vodafone Group Plc (“Vodafone”) is today hosting an analyst and investor day in London, which will focus on its Europe region and, in particular, its operations in Germany and the UK.

The day will be introduced by Arun Sarin, Vodafone’s Chief Executive, with Vittorio Colao, CEO Europe and Deputy Chief Executive, then providing an overview of the Europe region. There will be presentations led by country CEOs Nick Read and Fritz Joussen focusing on Vodafone’s operations in the UK and Germany, respectively.

The presentations will focus on two of the five strategic objectives set out in May 2006 – revenue stimulation and cost reduction in Europe and innovating and delivering on our customers’ total communications needs.

Vodafone is addressing the continuing challenge of declining prices from intense competition and regulatory pressure on incoming call rates and roaming in Europe. In the quarter ended December 2006, programmes to stimulate usage have resulted in outgoing voice usage 22% higher year on year on an organic basis. In addition, there has been continued strong growth in data revenue primarily from business services and the increasing penetration of 3G devices, with underlying organic growth of over 40% year on year. Overall these drivers have compensated for the regulatory and pricing pressures in Europe resulting in organic service revenue growth of 2.1% year on year for the quarter ended December 2006. In the year ahead, the competitive and regulatory trends are expected to continue in the Europe region.

Vodafone is also focused on reducing its costs and continues to expect that, for the Europe Region (excluding Arcor) and common functions, capitalised fixed asset additions will be 10% of revenue in the year ending 31 March 2008. Operating expenses are also expected to be broadly stable for that year compared to the year ended 31 March 2006 on an organic basis, excluding the potential impact of developing and delivering new services and of any business restructuring.

UK

The presentations from Vodafone UK will highlight the progress being made with its strategy. In the second half of the last calendar year Vodafone UK refreshed its tariffs for both prepaid and contract customers, with the result that the quarter ended December 2006 showed an improvement in service revenue growth year on year compared with the quarter ended September 2006, on an underlying basis.

Vodafone UK management will highlight further improvement in the underlying service revenue trend, with year on year growth in the two month period to February 2007 of 4.8%, up from 3.3% for the quarter ended December 2006. This increase has been delivered by strong customer and usage growth, with outgoing total minutes of use increasing 28% year on year for the two month period ended February 2007.

As previously indicated, the impact of tariff changes and commercial policies being consistently applied throughout the year is that the EBITDA margin for Vodafone UK is expected to be lower in the second half of this financial year when compared to the first half. For the five month period ended February 2007, the EBITDA margin for Vodafone UK was 26.6%.

As well as highlighting the key elements of its strategy, Vodafone UK is also announcing several new initiatives. Today Vodafone UK and Asda are announcing a new partnership whereby Asda will use the Vodafone UK network to offer its own branded service.

Vodafone UK is also announcing a strategic partnership with DSG International PLC to provide mobility solutions to small business customers, with a particular focus on the SOHO customer segment. The strong growth in data cards and the mobilising of the internet have resulted in Vodafone UK seeking new channels to distribute its business products and services. The partnership will initially see 30 Vodafone Connectivity Centres integrated into PC World stores, further strengthening Vodafone UK’s distribution channel to businesses.

Vodafone UK will also be presenting highlights of its enterprise business which has increased its market share of customers in the UK enterprise segment by four percentage points in the last twelve months to reach 46 percent, the highest within Vodafone’s European footprint.

Germany

Vodafone Germany will be focusing on how it is executing its strategy and maintaining leadership in the challenging German market. With the effective price per minute reducing by around 25% per annum and the impact of regulated reductions in termination rates, Vodafone Germany is developing products and services to stimulate revenue growth. As well as recently introducing a number of new, larger minute bundles and flat rate offers, Vodafone Germany has continued to develop its Vodafone Zuhause product family, which now has over 2.1 million customers. Only one fifth of total voice minutes are currently carried by mobile networks in Germany, providing a significant opportunity for future revenue growth for Vodafone from fixed to mobile substitution.

Data revenue growth remained strong at 58% year on year in the quarter ended December 2006, driven by strong sales of Vodafone Mobile Connect data cards and hand held business devices, as well as a growing number of customers using the Vodafone live! portal.

Presentations today will also highlight how Vodafone Germany is enhancing its consumer data proposition through mobilising the internet with the development of partnerships recently signed by the Group with Google, MySpace, YouTube and eBay.

In addition to the Vodafone Germany management team, Harald Stoeber, Chief Executive Officer of Arcor, is also presenting. Arcor is the leading alternative telecoms provider in Germany and at the forefront of the development of the fixed broadband market with over two million DSL customers. Vodafone Germany and Arcor are working closely together to create synergies for the Group. Vodafone Germany is making further use of Arcor’s backbone network, as well as Arcor’s more extensive voice interconnection network for calls to the principal fixed line network in Germany. Both Vodafone Germany and Arcor are cross-selling fixed and mobile products to their respective customer bases. Presentations today will outline €50 million of cash savings already identified as a result of this increased co-operation.

Today’s event will be broadcast live via a webcast available on the Vodafone website http://www.vodafone.com/investor beginning at 9.00am (UK time).

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0)1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

Underlying service revenue and underlying data revenue growth percentages exclude the impact from adjustments to revenue from certain arrangements that are now presented net of associated direct costs and, where relevant, the estimated impact of termination rate cuts.

© Vodafone Group 2007. Vodafone, Vodafone live!, Vodafone Mobile Connect and Vodafone Zuhause are trade marks of the Vodafone Group. Other product and company names mentioned in these presentations may be the trademarks of their respective owners.

Cautionary statement regarding forward - looking statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, in particular with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings, and other trend information, including statements relating to expected levels of operating expenditure, the expected benefits of new products and services, expected growth of market share, expected benefits of the Arcor integration and the expected benefits of new initiatives and strategic partnerships, including the ASDA, PC World, Google, MySpace, YouTube and eBay partnerships. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and delays, impediments or other problems associated with the roll out and scope of new or existing products, services or technologies in new markets; the ability of the Group to integrate acquired businesses; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU regulating rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; and the Group’s ability to satisfy working capital requirements through borrowing in capital markets, bank facilities and operations.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading “Forward-Looking Statements” in our interim results announcement for the six months to 30 September 2006 and under the heading “Risk Factors, Trends and Outlook ─ Risk Factors” in the Group’s Annual Report for the financial year ended 31 March 2006, both of which are available on our website. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

30th March 2007

TELSIM COMPLETES TRANSITION TO THE VODAFONE BRAND

Telsim-Vodafone rebrands to carry only the Vodafone name

Company adds over 1 million new customers in Turkey in first quarter of 2007

Vodafone Turkey today held a press conference at the Esma Sultan Mansion in Istanbul where CEO Attila Vitai announced that from 31st March 2007 Telsim-Vodafone would complete its brand transition and would be known only as Vodafone.

In addition, Vodafone Turkey announced that there had been a notable increase in the number of customers since Vodafone’s aquisition of Telsim in May 2006, with over 1 million new customers joining the network in Turkey in the first quarter of 2007 alone. Vodafone Turkey’s total customer numbers now stand at 13.8 million.

Speaking at the press conference, Attila Vitai, CEO of Vodafone Turkey said: “We are very pleased to be able to announce that we have added over 1 million new customers to the Vodafone Turkey network since the beginning of 2007. This increase demonstrates that Vodafone is successfuly bringing its global standards and expertise to the Turkish market and customers are responding by joining us in very significant numbers.”

ENDS

For further information:

Vodafone Group

Investor Relations
Tel: +44 (0) 1635 664447

Media Relations
Tel: +44 (0) 1635 664444

Notes to Editors

About Vodafone
Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com.

About Vodafone Turkey:

Going into business in 1994 for the purpose of offering services in the GSM (Global Mobile Telecommunications) sector, Telsim was transferred to SDIF (Savings Deposit Insurance Fund) on February 14, 2004 and then became part of the Vodafone Group on May 24, 2006 as Vodafone Telekomünikasyon A.Ş., its commercial title.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 March 2007

Number of ordinary shares transferred:	253,921

Highest transfer price per share:	147.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,247,630,880 of its ordinary shares in treasury and has 52,834,193,730 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 March 2007

Number of ordinary shares transferred:	133,550

Highest transfer price per share:	143.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,247,497,330 of its ordinary shares in treasury and has 52,834,383,957 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 March 2007

Number of ordinary shares transferred:	112,442

Highest transfer price per share:	141.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,247,384,888 of its ordinary shares in treasury and has 52,834,740,088 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 March 2007

Number of ordinary shares transferred:	218,840

Highest transfer price per share:	146p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,247,166,048 of its ordinary shares in treasury and has 52,835,181,445 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 March 2007

Number of ordinary shares transferred:	206,206

Highest transfer price per share:	138.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,246,959,842 of its ordinary shares in treasury and has 52,835,387,651 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 March 2007

Number of ordinary shares transferred:	65,261

Highest transfer price per share:	137p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,246,894,581 of its ordinary shares in treasury and has 52,835,520,103 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 March 2007

Number of ordinary shares transferred:	36,265

Highest transfer price per share:	141.5p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,246,858,316 of its ordinary shares in treasury and has 52,836,154,488 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 March 2007

Number of ordinary shares transferred:	47,488

Highest transfer price per share:	139.75p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,246,810,828 of its ordinary shares in treasury and has 52,837,689,093 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 March 2007

Number of ordinary shares transferred:	114,820

Highest transfer price per share:	139.5p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,246,696,008 of its ordinary shares in treasury and has 52,837,866,913 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 15 March 2007 by HBOS Employee Equity Solutions that on 12 March 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 140p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	178
Alan Paul Harper	178
Stephen Roy Scott	180
Paul Michael Donovan	178
Terry Dean Kramer	178

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 March 2007

Number of ordinary shares transferred:	269,007

Highest transfer price per share:	150.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,246,427,001 of its ordinary shares in treasury and has 52,838,193,849 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 15 March 2007 that Alan Jebson, a non-executive Director of the Company, acquired on 15 March 2007 an interest in 75,000 Ordinary shares of U.S.$0.11 3/7 each in the Company at the price of 136.5p per share.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 March 2007

Number of ordinary shares transferred:	76,611

Highest transfer price per share:	147p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,246,350,390 of its ordinary shares in treasury and has 52,838,302,960 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 March 2007

Number of ordinary shares transferred:	63,000

Highest transfer price per share:	139.25p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,246,287,390 of its ordinary shares in treasury and has 52,838,375,960 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 March 2007

Number of ordinary shares transferred:	125,426

Highest transfer price per share:	149.25p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,246,161,964 of its ordinary shares in treasury and has 52,838,545,954 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 March 2007

Number of ordinary shares transferred:	122,923

Highest transfer price per share:	143p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,246,039,041 of its ordinary shares in treasury and has 52,838,738,708 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 March 2007

Number of ordinary shares transferred:	86,203

Highest transfer price per share:	143.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,245,952,838 of its ordinary shares in treasury and has 52,838,849,065 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 March 2007

Number of ordinary shares transferred:	87,730

Highest transfer price per share:	143.5p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,245,865,108 of its ordinary shares in treasury and has 52,839,151,795 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 March 2007

Number of ordinary shares transferred:	172,920

Highest transfer price per share:	150.75p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,245,692,188 of its ordinary shares in treasury and has 52,839,599,170 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 March 2007

Number of ordinary shares transferred:	144,514

Highest transfer price per share:	140.7p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,245,547,674 of its ordinary shares in treasury and has 58,085,695,298 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,840,147,624 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,840,147,624. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 10, 2007	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary